                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002



                         Commission File Number: 0-8483



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          CERES GROUP, INC. 401(k) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CERES GROUP, INC.
                               17800 Royalton Road
                           Cleveland, Ohio 44136-5197

                          CERES GROUP, INC. 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                              (MODIFIED CASH BASIS)


                         DECEMBER 31, 2002 AND 2001 AND
                          YEAR ENDED DECEMBER 31, 2002




                                TABLE OF CONTENTS

Report of Independent Auditors.........................................    1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
   (Modified Cash Basis)...............................................    2
Statement of Changes in Net Assets Available for Benefits
   (Modified Cash Basis)...............................................    3
Notes to Financial Statements (Modified Cash Basis)....................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..........   10

                         REPORT OF INDEPENDENT AUDITORS


Board of Trustees
Ceres Group, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2002 and 2001, and changes therein (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note B.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP
Cleveland, Ohio
June 5, 2003

                          CERES GROUP, INC. 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                                                                  DECEMBER 31,
                                                           -------------------------
                                                               2002          2001
                                                           -----------   -----------
ASSETS
Investments held by Massachusetts Mutual
   Life Insurance Company:
      Deposit Administration Group Annuity
        Contract #FL-2372 (variable interest rate),
        at contract value                                  $ 8,118,405   $ 8,029,421
      Ceres Group, Inc. Common Stock, at fair value            570,511       813,774
      Pooled Separate Investment Accounts, at fair value     8,527,827    10,503,924
      Participant loans                                        562,288       543,058
                                                           -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $17,779,031   $19,890,177
                                                           ===========   ===========


                       See notes to financial statements.

                          CERES GROUP, INC. 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              (MODIFIED CASH BASIS)

                          YEAR ENDED DECEMBER 31, 2002


ADDITIONS
Net investment income (loss)
   Net depreciation in fair value of investments           $ (1,877,456)
   Interest and dividends                                       424,787
                                                           ------------
       Net investment loss                                   (1,452,669)

Contributions
   Employer                                                     649,037
   Employee                                                   1,557,476
   Rollovers                                                     44,562
                                                           ------------
       Total contributions                                    2,251,075
                                                           ------------
          Total additions                                       798,406

DEDUCTIONS
Benefits paid to participants or beneficiaries                2,843,230
Administrative expenses                                          66,322
                                                           ------------
          Total deductions                                    2,909,552
                                                           ------------

NET DECREASE                                                 (2,111,146)

Net assets available for benefits at beginning of year       19,890,177
                                                           ------------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR           $ 17,779,031
                                                           ============


                       See notes to financial statements.

                          CERES GROUP, INC. 401(k) PLAN

               NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

                         DECEMBER 31, 2002 AND 2001 AND
                          YEAR ENDED DECEMBER 31, 2002


A. DESCRIPTION OF THE PLAN

The following description provides only general information regarding the Ceres Group, Inc. 401(k) Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees of Ceres Group, Inc. and subsidiaries, or Ceres, a public registrant, that are 18 years of age or older are eligible to participate in the Plan commencing the first day of the month following an individual's month of hire.

CONTRIBUTIONS

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 25% (15% prior to June 1, 2002) of their compensation. After-tax contributions were prohibited subsequent to the June 1, 2002 amendment. Ceres will match 50% of the first 6% of each participant's salary deferrals, which is known as the Company Match Contribution. In addition to the Company Match Contribution, Ceres will match 100% of each participant's contributions, known as the Stock Match Contribution, to the Ceres Group, Inc. Stock Fund or Company Stock Fund, up to a maximum of $1,000 per year provided that the participant agrees that the pre-tax contributions cannot be transferred out of the Company Stock Fund for a minimum of one year (minimum of two years prior to June 1, 2002).

Additionally, Ceres may contribute a Profit Sharing Contribution to the Plan, as determined by the Board of Directors. All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, disability or death will also share in the contribution. There was no Profit Sharing Contribution made for the 2002 plan year.

Employees may roll over funds into the Plan from other qualified plans.

                          CERES GROUP, INC. 401(k) PLAN

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the following:

         -        Ceres' contributions; and

         - Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant's interest in the Company Match Contribution, Stock Match Contribution, and Profit Sharing Contribution allocated to the participant's account becomes vested based upon years of service as follows: 0% vested up to two years, 25% vested after two years, 50% vested after three years, 75% vested after four years, and 100% vested after five years.

PARTICIPANT LOANS

Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000; the largest amount that may be borrowed is the lesser of half of the participant's vested account balance or $50,000. Loan terms exceeding five years are permitted under the Plan. Participants may only have one outstanding loan at a time. A loan is secured by the balance in the participant's account and bears interest at the prime lending rate plus 1%.

PAYMENT OF BENEFITS

Upon termination of service, a participant may elect to receive any of the following individual benefit options or in combination with a partial one-sum cash payment:

         -        a one-sum cash payment;

         -        a deferred annuity;

         -        to continue their account until age 70 1/2; or

         -        installment payments.

                          CERES GROUP, INC. 401(k) PLAN

Upon retirement or disability, a participant may elect to receive various benefit options or in combination with a partial one-sum cash payment:

         -        a one-sum cash payment;

         -        installment payments;

         -        joint and survivor annuity;

         -        full cash refund annuity;

         -        life annuity with 120 stipulated payments;

         -        life annuity; or

         -        continued account.

Upon death, the participant's account will be paid in the form of an annuity, installments or a one-sum cash payment.

Under any of the above circumstances, a participant will receive a one-sum cash payment if the account balance is $5,000 or less.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contributions and Company Match Contributions for investment in any of the investment options offered by the Plan. However, there are two exceptions to a participant's right to exercise investment control as follows:

         - the first $1,000 of before-tax contributions that participants direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of one year (two years prior to June 1, 2002) to the extent they continue to be held under the Plan, commencing with the month those before-tax contributions actually are contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions or before-tax contributions in excess of $1,000 that do not trigger a stock match; and

                          CERES GROUP, INC. 401(k) PLAN

         - all Stock Match Contributions, made by the Company because the participant agreed to invest all or a portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.

PLAN TERMINATION

Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are presented on a cash basis modified to the extent that net appreciation (depreciation) in the fair value of investments is recorded currently, certain other income, contributions and related assets are recognized when received rather than when earned, and certain expenses and related liabilities are recognized when paid rather than when incurred.

VALUATION OF INVESTMENTS AND RELATED INCOME

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value of the underlying investments, as determined by Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual. The Massachusetts Mutual Deposit Administration Group Annuity Contract, or DAC, is valued at contract value. Contract value approximates fair value. DAC funds deposited during 2002 were guaranteed to earn 4.00%. DAC funds deposited as of December 31, 2001 were guaranteed to earn 5.00%. The average yield for 2002 was 4.7%. Guaranteed interest rates are determined annually by Massachusetts Mutual.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                          CERES GROUP, INC. 401(k) PLAN

C.  INVESTMENTS

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                            NET
                                       DEPRECIATION
                                      IN FAIR VALUE
                                      OF INVESTMENTS
                                       -----------

    Ceres Group, Inc. Common Stock     $  (416,010)
    Pooled Separate Accounts            (1,461,446)
                                       -----------
    Total                              $(1,877,456)
                                       ===========


Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                  2002         2001
                                                               ----------   ----------
    Deposit Administration Group Annuity
       Contract #FL-2372, variable interest
       rate--Guarantee Interest Fund                           $8,118,405   $8,029,421
    Pooled Separate Investment Accounts:
       Massachusetts Mutual Separate Investment Account BP,
         Destiny Moderate Fund                                  2,938,806    4,469,452
       Massachusetts Mutual Separate Investment Account A,
         Core Value Equity Fund (DLB/Berstein)                  1,271,270    1,677,963
       Massachusetts Mutual Separate Investment Account E,
         Core Bond Fund (Babson) (1)                            1,257,930      796,571

    (1) Below 5% at December 31, 2001.

                          CERES GROUP, INC. 401(k) PLAN

         NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS) - CONTINUED



D.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 2000, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code, or the Code, and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                          CERES GROUP, INC. 401(k) PLAN

                        EIN: 34-0970995 PLAN NUMBER: 001
                     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                DECEMBER 31, 2002

                                      DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUE,           INCLUDING MATURITY DATE, RATE          UNITS/SHARES/
           BORROWER,                   OF INTEREST, COLLATERAL,               INTEREST       CURRENT
   LESSOR, OR SIMILAR PARTY             PAR OR MATURITY VALUE                   RATE          VALUE
------------------------------------------------------------------------------------------------------

*  Massachusetts Mutual Life    Deposit Administration Group Annuity
      Insurance Company            Contract #FL-2372, variable interest
                                   rate, Guarantee Interest Fund             4.00-5.00%   $  8,118,405
*  Massachusetts Mutual Life     Separate Investment Account M, Balanced
      Insurance Company            Fund (Babson)                                 2,467         747,004
*  Massachusetts Mutual Life     Separate Investment Account A, Core
      Insurance Company            Value Equity Fund (DLB/Berstein)                351       1,271,270
*  Massachusetts Mutual Life     Separate Investment Account E, Core
      Insurance Company            Bond Fund (Babson)                            1,014       1,257,930
*  Massachusetts Mutual Life     Separate Investment Account BC, Destiny
      Insurance Company            Conservative Fund                             1,916         343,192
*  Massachusetts Mutual Life     Separate Investment Account I,
      Insurance Company            International Equity Fund (Oppenheimer)       1,348         243,824
*  Massachusetts Mutual Life     Separate Investment Account BP, Destiny
      Insurance Company            Moderate Fund                                19,125       2,938,806
*  Massachusetts Mutual Life     Separate Investment Account BA, Destiny
      Insurance Company            Aggressive Fund                               3,741         511,585
*  Massachusetts Mutual Life     Separate Investment Account BE, Destiny
      Insurance Company            Ultra Aggressive Fund                         2,732         380,408
*  Massachusetts Mutual Life     Separate Investment Account W8, Equity
      Insurance Company            Growth (Am. Century)                          3,470         293,292
*  Massachusetts Mutual Life     Separate Investment Account S, Small
      Insurance Company            Cap Equity (Babson)                             340         216,939
*  Massachusetts Mutual Life     Separate Investment Account L, Growth
      Insurance Company            Equity (MFS)                                  4,586         304,227
*  Massachusetts Mutual Life     Separate Investment Account SZ,
      Insurance Company             Small Co. Growth (Mazama/Allied)               275          19,350
*  Ceres Group, Inc.             Ceres Group, Inc. Common Stock                228,393         570,511
*  Participant loans             Various maturities                         5.25-10.50%        562,288
                                                                                          ------------
                                                                                          $ 17,779,031
                                                                                          ============


* Denotes party in interest.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      CERES GROUP, INC. 401(k) PLAN

                                      By: /s/ David I. Vickers
                                      -----------------------------------------

                                      David I. Vickers
                                      Plan Administrator






Dated: June 24, 2003